BAKER & MCKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com



May 16, 2005

**Asia Pacific**
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Washington, DC

Securities and Exchange Commission
Office of International Corporate Financ
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Attn: Mr. Paul Dudek


05008154

SUPPL

**Re: File Number: 82-5233**

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Flash Report: Consolidated and Non-consolidated Financial Statements as of and for the one year period ended March 31, 2005 and dated May 13, 2005

Since the information in the Flash Report does not fall within the category of "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed a brief description of the information in lieu of submitting the English translation.

Thank you very much for your attention.

Yours truly,

Seishi Ikeda
Seishi Ikeda



SI/mt
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

**File No. 82-5233**

Brief Explanation of

Flash Report: Consolidated and Non-consolidated Financial Statements as of and for the one year period ended March 31, 2005 and dated May 13, 2005

This information is Flash Report, so-called *Kessan Tanshin,* which should be submitted to the Tokyo Stock Exchange pursuant to Article 2 of the Regulation of Timely Disclosure of Listed Securities in the Tokyo Stock Exchange.

The Flash Report includes consolidated and non-consolidated financial statements of the Company for the relevant period while it does not include audit report. The Flash Report also includes (i) brief segmented business information on a consolidated basis; (ii) management policy and strategy; and (iii) brief explanations and clarifications of the results of operations for the relevant period.

The Flash Reports states the following information: On a consolidated basis, as of March 31, 2005, the total assets of the Company were 97,015 million yen, and the total shareholders' equity was 48,920 million yen. On a consolidated basis, for the one-year period ended March 31, 2005, the net sales amounted to 115,098 million yen, the operating income amounted to 10,881 million yen, and the net income amounted to 6,777 million yen. The Company mainly engages in the mail-order business. As of March 31, 2005, the Company has seven consolidated subsidiaries.

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